FORM 51-102F3
MATERIAL CHANGE REPORT

1.	Name and Address of Company TransGlobe Energy Corporation Suite 2900, 330 – 5th Avenue S.W. Calgary, Alberta T2P 0L4

2.	Date of Material Change August 5, 2004

3.

News Release

A press release dated August 5, 2004, disclosing in detail the material summarised in this material change report was disseminated through the facilities of CCNMatthews (Canada and U.S. disclosure package) on August 5, 2004 and would have been received by the securities commissions where the Company is a "reporting issuer" and the stock exchanges on which the securities of the Company are listed and posted for trading in the normal course of their dissemination.

4.

Summary of Material Change

On August 5, 2004, TransGlobe Energy Corporation ("TransGlobe" or the "Company") announced another successful development well on Block S-1 in the Republic of Yemen.

The An Nagyah #9 well was drilled to a total depth of 1,146 meters and suspended as a potential oil well after flowing at a stabilised rate of 530 barrels of light (43 degree API) oil per day. The An Nagyah #9 well encountered a 20 meter oil bearing interval in the Upper Lam sandstones. The well is being equipped for early production via trucking.

The An Nagyah #9 well is located 900 meters northwest of the An Nagyah #6 well which tested light sweet oil at 1,140 Bopd from a 29 meter perforated interval (April 28, 2004 announcement). The drilling rig is currently moving to Al Hareth #1, an exploration well located approximately seven kilometers west of the An Nagyah pool. The Al Hareth #1 well will evaluate a new structure for Alif sand. The Alif sand is the main producing horizon in the prolific Marib al Jawf basin. If successful, a new pool discovery at Al Hareth could be produced through the An Nagyah CPF and pipeline. It is expected that the Al Hareth well will take approximately five weeks to drill and evaluate. Following Al Hareth #1, the drilling rig will be moved back to An Nagyah for additional development drilling.

5.	Full Description of Material Change See the attached press release.

6.	Reliance on Subsection 7.1(2) or(3) of National Instrument 51-102 Not Applicable

7.	Omitted Information Not Applicable

8.	Executive Officers For further information, please contact Ross G. Clarkson, President and Chief Executive Officer, by telephone at (403) 264-9888 or by facsimile (403) 264-9898.

9.	Date of Report August 5, 2004

News From...	Suite 2900, 330 – 5th Avenue, S.W. Calgary, Alberta, Canada T2P 0L4 Tel: [403] 264 9888 Fax: [403] 264-9898 E-mail: trglobe@trans-globe.com Website: http://www.trans-globe.com

TRANSGLOBE ENERGY CORPORATION ANNOUNCES
SUCCESSFUL APPRAISAL WELL IN THE REPUBLIC OF YEMEN
TSX: "TGL" & AMEX: "TGA"

Calgary, Alberta, Thursday, August 5, 2004 - TransGlobe Energy Corporation ("TransGlobe" or the "Company") is pleased to announce another successful development well on Block S-1 in the Republic of Yemen.

BLOCK S-1, REPUBLIC OF YEMEN (25% WORKING INTEREST)

Successful Appraisal at An Nagyah #9:
The An Nagyah #9 well was drilled to a total depth of 1,146 meters and suspended as a potential oil well after flowing at a stabilised rate of 530 barrels of light (43 degree API) oil per day. The An Nagyah #9 well encountered a 20 meter oil bearing interval in the Upper Lam sandstones. The well is being equipped for early production via trucking.

The An Nagyah #9 well is located 900 meters northwest of the An Nagyah #6 well which tested light sweet oil at 1,140 Bopd from a 29 meter perforated interval (April 28, 2004 announcement). The drilling rig is currently moving to Al Hareth #1, an exploration well located approximately seven kilometers west of the An Nagyah pool. The Al Hareth #1 well will evaluate a new structure for Alif sand. The Alif sand is the main producing horizon in the prolific Marib al Jawf basin. If successful, a new pool discovery at Al Hareth could be produced through the An Nagyah CPF and pipeline. It is expected that the Al Hareth well will take approximately five weeks to drill and evaluate. Following Al Hareth #1, the drilling rig will be moved back to An Nagyah for additional development drilling.

TransGlobe is a growth oriented international exploration and production Company with its corporate office in Calgary, Alberta, Canada. TransGlobe has achieved a production growth rate of 38% per year over the past three years and expects to produce an average of 3,600 Boepd during 2004. TransGlobe is well positioned for continued growth with interests in three production sharing agreements in the Republic of Yemen (two producing, one exploration), one exploration concession in the Arab Republic of Egypt and producing oil and gas properties in Alberta, Canada.

This release includes certain statements that may be deemed to be "forward-looking statements" within the meaning of the US Private Securities Litigation Reform Act of 1995. All statements in this release, other than statements of historical facts that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects, are forward-looking statements. Although TransGlobe believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include oil and gas prices, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions.

TRANSGLOBE ENERGY CORPORATION	For further information, please contact:

Ross G. Clarkson, President & C.E.O.
s/s Ross Clarkson	- or -
Lloyd W. Herrick, Vice President & C.O.O.

Ross G. Clarkson,	Executive Offices:
President & C.E.O.	#2900, 330 –5th Avenue, S.W.,
Calgary, AB T2P 0L4
Tel: (403) 264-9888 Fax: (403) 264-9898
Website: http://www.trans-globe.com
E-mail: trglobe@trans-globe.com